Exhibit 99.2

ATTUNITY LTD.

PROXY FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
 TO BE HELD ON APRIL 7, 2019
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Dror Harel-Elkayam and Yana Menaker, or either of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution and revocation in each, to represent and to vote, on behalf of the undersigned, all of the ordinary shares, par value NIS 0.4 per share, of Attunity Ltd. (the “Company” or “Attunity”), held of record in the name of the undersigned at the close of business on Monday, March 4, 2019, at the Extraordinary General Meeting of Shareholders (the “Meeting”) to be held at the executive offices of the Company, 16 Atir Yeda Street, Atir Yeda Industrial Park, Kfar Saba, Israel, on Sunday, April 7, 2019 at 10:00 a.m. (Israel time), and at any and all adjournments or postponements thereof, on the following matters (appearing on the reverse side), which are more fully described in the Notice of Extraordinary General Meeting of Shareholders of the Company and Proxy Statement relating to the Meeting.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is given with respect to any of the proposals for the Meeting, this proxy will be voted FOR each such proposal (provided that with respect to Proposal 1, the undersigned provides the confirmation required by Item 1A on the reverse side).

IMPORTANT NOTE: The vote under this proxy will not be counted towards the majority required for the approval of the merger under Proposal 1 unless the undersigned confirms that he, she or it is not QlikTech International AB (“Parent”), Joffiger Ltd., an Israeli company and a wholly-owned subsidiary of Parent (“Merger Sub”), Project Alpha Intermediate Holding, Inc. (“Ultimate Parent”), Qlik Technologies Inc. (“Qlik Technologies”) or certain other persons or entities (as described on the reverse side) by checking the box “YES” Item 1A on the reverse side.

Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

ATTUNITY LTD.

April 7, 2019

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

↓Please detach along perforated line and mail in envelope.↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE BELOW PROPOSALS.
PLEASE SEE THE INSTRUCTION BELOW REGARDING ITEM 1A RELATING TO PROPOSAL 1.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
Important Instructions (for Item 1A relating to Proposal 1):

PLEASE BE CERTAIN TO FILL IN THE BOX “YES” OPPOSITE ITEM 1A TO CONFIRM THAT YOU ARE NOT PARENT, MERGER SUB, ULTIMATE PARENT, QLIK TECHNOLOGIES, ANY PERSON HOLDING AT LEAST 25% OF THE MEANS OF CONTROL OF EITHER OF THEM, ANYONE ACTING ON THEIR BEHALF, OR ANY FAMILY MEMBER OF, OR ENTITY CONTROLLED BY, ANY OF THE FOREGOING, INCLUDING THEIR AFFILIATES (EACH, A “PARENT AFFILIATE”).

Under the Companies Law, your vote on Proposal 1 cannot be counted towards the majority required for the approval of Proposal 1 unless you provide the foregoing important confirmation by checking the box “YES” in Item 1A.

Additional Information

If you are unable to make the aforesaid confirmation required for Proposal 1 for any reason or have any questions on how to fill out this proxy card, please contact D.F. King & Co., Inc., the Company’s proxy solicitation firm, at (866) 356-7813 or (212) 269-5550 (for banks and brokers) or ATTU@dfking.com, who will advise you as to how to submit your vote. You may also direct questions to Attunity’s CFO at +972-9-899-3000 or dror.elkayam@attunity.com or, if you hold your shares in “street name”, you may also contact the representative managing your account, who could then contact the Company's CFO on your behalf.

1.  Approval of the acquisition of the Company by Parent, including the approval of: (i) the Agreement and Plan of Merger, dated as of February 21, 2019 (as it may be amended from time to time, the “merger agreement”), by and among Parent, Merger Sub, Attunity and, solely for purposes of certain specified provisions of the merger agreement, Ultimate Parent and Qlik Technologies; (ii) the merger of Merger Sub with and into Attunity (the “merger”) on the terms and subject to the conditions set forth in the merger agreement and in accordance with Sections 314-327 of the Israeli Companies Law, 1999 (the “Companies Law”), following which Merger Sub will cease to exist as a separate legal entity and Attunity will become a wholly-owned subsidiary of Parent; (iii) the consideration to be received by the shareholders of Attunity in the merger, consisting of $23.50 per share in cash, without interest and less any applicable withholding taxes, for each ordinary share of Attunity owned immediately prior to the effective time of the merger; and (iv) all other transactions and arrangements contemplated by the merger agreement.
		FOR ☐	AGAINST ☐	ABSTAIN ☐

1A. The undersigned confirms that he, she or it is not a Parent Affiliate (i.e., Parent, Merger Sub, Ultimate Parent, Qlik Technologies or any person or entity holding at least 25% of the means of control of either Parent, Merger Sub, Ultimate Parent or Qlik Technologies, or any person or entity acting on their behalf, or any family member of, or entity controlled by, any of the foregoing).
		YES ☐	NO ☐

Check the box “YES” to confirm that you are not a Parent Affiliate. Otherwise, check the box “NO” if you are a Parent Affiliate. (THIS ITEM MUST BE COMPLETED)

2.  To clarify and approve the accelerated vesting, as of immediately prior to the effective time of the merger, of the unvested portion of equity-based awards granted to Attunity’s non-employee directors (such unvested portion to consist, in the aggregate, of 4,801 restricted share units and 10,024 stock options).
		FOR ☐	AGAINST ☐	ABSTAIN ☐

To change the address on your account, please check the box below and indicate your new address in the space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of shareholder	Date	Signature of shareholder	Date

Note:
Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each holder should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such.  If the signer is a partnership, please sign in partnership name by authorized person.